UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-36532

SPHERE 3D CORP.

895 Don Mills Road, Bldg. 2, Suite 900
Toronto, Ontario, M3C1W3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant’s outstanding registration statements.

On June 20, 2022, Sphere 3D Corp. (the “Company”) entered into an employment agreement with Kurt Kalbfleisch (the “Employment Agreement”), the Chief Financial Officer of the Company. Pursuant to the Employment Agreement, Mr. Kalbfleisch will continue to serve in his capacity as Chief Financial Officer.

The Employment Agreement is effective as of June 20, 2022 and has an initial one-year term. The initial term will automatically be extended for an additional one-year period thereafter, unless terminated by either party within 90 days prior to the renewal date.

Under the Employment Agreement, the Company will pay Mr. Kalbfleisch an annual base salary of $320,000. In addition, in consideration of amounts owed to Mr. Kalbfleisch prior to the date of the Employment Agreement, Mr. Kalbfleisch will receive a one-time cash payment equal to $360,000. At the discretion of the Company’s Chief Executive Officer (the “CEO”), Mr. Kalbfleisch will be eligible to receive an annual bonus up to 75% of his base salary, payable in US Dollars or Bitcoin at the CEO’s discretion. The CEO may also determine to issue Mr. Kalbfleisch additional restricted stock units based upon the achievement of certain performance and financial thresholds to be determined by the CEO, subject to approval by the Company’s board of directors.

Mr. Kalbfleisch will also be issued a one-time issuance of (i) 325,000 restricted stock units of the Company (“RSUs”), 20% of which vest on August 18, 2022, 30% of which vest on the first anniversary of the date of the Employment Agreement, 25% of which vest on the second anniversary of the date of the Employment Agreement and 25% of which vest on the third anniversary of the date of the Employment Agreement and (ii) 225,000 cashless options to purchase common shares of the Company (“Options”), 20% of which shall vested immediately upon the execution of the Employment Agreement, 30% of which vest on the first anniversary of the date of the Employment Agreement, 25% of which vest on the second anniversary of the date of the Employment Agreement and 25% of which vest on the third anniversary of the date of the Employment Agreement. In the event of a Change of Control of the Company (as defined in the Employment Agreement), 50% of any unvested RSUs and 50% of any unvested Options will immediately vest as of the day immediately prior to the Change of Control.

Mr. Kalbfleisch is also entitled under the Employment Agreement to health insurance benefits and to participate in any employee benefit plans, life insurance plans, disability income plans, retirement plans, expense reimbursement plans and other benefit plans that the Company may from time to time have in effect for any of its executive management employees.

All compensation and unvested benefits payable under the Employment Agreement shall terminate on the date of the termination of Mr. Kalbfleisch’s employment, unless Mr. Kalbfleisch’s employment is terminated by the Company without Cause or by Mr. Kalbfleisch for Good Reason, each as defined in the Employment Agreement, or as a result of a material breach by the Company of any of its obligations under the Employment Agreement or any other agreement to which the Company and Mr. Kalbfleisch are parties, in which case Mr. Kalbfleisch shall be entitled to certain benefits described in further detail in the Employment Agreement.

The Employment Agreements also contain customary provisions regarding confidentiality, noncompetition and cooperation.

The above description of the Employment Agreement is qualified in its entirety by reference to the full text of the Employment Agreement, a copy of which is filed as Exhibit 10.1, to this Report of Foreign Issuer on Form 6-K and the contents of which are incorporated by reference herein.

Exhibits

10.1	Employment Agreement dated June 20, 2022, between Sphere 3D Corp. and Kurt Kalbfleisch

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: June 24, 2022	/s/ Patricia Trompeter
	Name:	Patricia Trompeter
	Title:	Chief Executive Officer

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